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                                                              EXHIBIT (A)(44)




Laidlaw Environmental Services, Inc. Revised Offer Declared Effective By SEC

Wednesday, March 18, 1998 06:03 PM


COLUMBIA, S.C., March 18 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) announced today that the Securities and Exchange Commission has declared effective the prospectus supplement offering $18.30 in cash and 2.80 shares of Laidlaw Environmental common stock for each share of common stock of Safety-Kleen Corp. (NYSE: SK). The Safety-Kleen Board of Directors unanimously recommends that its shareholders tender their shares.

Because of specific time period requirements under SEC rules, the offer has been extended to midnight, New York City time on March 31, 1998. As of March 16, 1998, approximately 24.9 million Safety-Kleen shares were validly tendered into the offer and not withdrawn.

Safety-Kleen is an environmental and industrial service company which recycles and processes the waste streams of 400,000 industrial and automotive customers.

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industries and governments. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210